Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Canetic Resources Trust files Prospectus Supplement

    CALGARY, Aug. 23 /CNW/ - (CNE.UN - TSX; CNE - NYSE)- Canetic Resources
Trust announces that it has filed a Prospectus Supplement to its Final Base
Shelf Prospectus dated August 20, 2007 with the securities regulatory authorities in each of the provinces of Canada and a supplement to the U.S.
Prospectus dated August 20, 2007 forming part of its Registration Statement with the United States Securities and Exchange Commission. The Trust has
entered into an Equity Distribution Agreement dated August 23, 2007 with SG
Americas Securities, LLC and FirstEnergy Capital Corp. who will act as agents for the sale of Trust Units by way of "at-the-market" offerings over the
Toronto Stock Exchange, the New York Stock Exchange and other existing trading markets for the Trust Units in the United States. Subject to the terms of the
Equity Distribution Agreement and applicable regulatory requirements, up to
15,500,000 Trust Units may be issued and sold from time to time at the discretion of the Trust over a period of up to 25 months. The net proceeds of such offerings, if any, will be added to the general funds of the Trust and will be used for general business purposes. The volume and timing of sales, if any, of Trust Units is at the discretion of the Trust.

    The Final Base Shelf Prospectus and Prospectus Supplement have been filed on SEDAR and copies of such documents and of the U.S. Prospectus and the supplement thereto can be obtained by contacting Canetic investor relations by email at: Info(at)canetictrust.com or toll free telephone at 1-877-539-6300.

    This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Trust Units.

    Canetic is one of Canada's largest oil and gas royalty trusts. Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the
trust units are listed on the New York Stock Exchange under the symbol CNE.

    %SEDAR: 00023165E          %CIK: 0001349237

    /For further information: Canetic investor relations by email at:
Info(at)canetictrust.com or toll free telephone at 1-877-539-6300/
    (CNE.UN. CNE)

CO:  Canetic Resources Trust

CNW 19:42e 23-AUG-07